UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2026
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Update on the Corporate Reorganization to Consolidate the Healthcare Businesses of Bradesco Organization in Odontoprev

Banco Bradesco S.A. (“Bradesco”), in continuance to the Material Fact disclosed on February 27, 2026 and the Notice to the Market disclosed on March 6, 2026, related to the consolidation of the healthcare businesses of the Bradesco Organization in Odontoprev S.A. (“Odontoprev” and “Transaction”), hereby informs its shareholders and the market in general that, on the date hereof, the Extraordinary General Shareholders' Meetings of Odontoprev and Bradesco Gestão de Saúde S.A. (“BGS”) were held, at which the following were approved, among other related matters: the merger of shares of BGS by Odontoprev (“Merger of Shares”) and the contribution of operating assets and liabilities of Odontoprev to Mediservice Operadora de Planos de Saúde S.A. (“Asset Contribution” and “Mediservice”).

It is also highlighted that all conditions precedent set forth in the “Protocol and Justification for the Merger of Shares of Bradesco Gestão de Saúde S.A. by Odontoprev S.A.”, as amended and consolidated, have been duly satisfied, including the authorizations by the National Supplementary Health Agency (“ANS“) on March 30, 2026, for the implementation of the Merger of Shares, and on April 2, 2026, for the consummation of the Asset Contribution.

Subject to ratification by the Boards of Directors of Odontoprev and BGS, the Merger of Shares shall become effective on April 30, 2026, therefore prior to the expiration of the period for (and with the waiver by the Board of Directors of Odontoprev of the reconsideration of the Transaction by reason of) the exercise of the withdrawal right by its dissenting shareholders.

Without prejudice to further details contained in the disclosures made by Odontoprev, Bradesco will keep its shareholders and the market in general informed of any material developments related to the Transaction, pursuant to the applicable regulations.

Cidade de Deus, Osasco, SP, April 6, 2026.

Banco Bradesco S.A.

André Costa Carvalho
Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 6, 2026

BANCO BRADESCO S.A.

By:	/S/André Costa Carvalho
André Costa Carvalho Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.